UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 25, 2021	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

Loma Negra Compañía Industrial
Argentina Sociedad Anónima

Consolidated condensed interim financial statements as of June 30, 2021 and for the six and three-month periods ended June 30, 2021 and 2020

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

Loma Negra Compañía Industrial
Argentina Sociedad Anónima

Consolidated condensed interim financial statements as of June 30, 2021 and for the six and three-month periods ended June 30, 2021 and 2020

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020

CONTENTS

Unaudited consolidated condensed interim statement of profit or loss and other comprehensive income
Unaudited consolidated condensed interim statement of financial position
Unaudited consolidated condensed interim statement of changes in equity
Unaudited consolidated condensed interim statement of cash flows
Notes to the unaudited consolidated condensed interim financial statements:
1 Legal information
2 Basis of preparation
3 Critical accounting judgments and key sources used for estimating uncertainty
4 Sales revenues
5 Cost of sales
6 Selling and administrative expenses
7 Other net gains and losses
8 Tax on bank accounts debits and credits
9 Financial results, net
10 Income tax expense
11 Earnings per share
12 Property, plant and equipment
13 Inventories
14 Related party transactions and balances
15 Other receivables
16 Right of use of assets and lease liabilities
17 Trade accounts receivable
18 Investments
19 Capital stock and other capital related accounts
20 Accumulated other comprehensive income
21 Borrowings
22 Accounts payable
23 Provisions
24 Tax liabilities
25 Cash and cash equivalents
26 Financial instruments
27 Non-cash transactions
28 Segment information
29 Compromises
30 Sale of interest in Yguazu Cementos S.A. - Discontinued operations
31 Argentine economic context
32 Ferrosur Roca S.A. concession
33 Effects of COVID-19 on the Group
34 Officially stamped books
35 Subsequent events

Information Report

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME AS OF JUNE 30, 2021 AND 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

		Six months		Three months
	Notas	06.30.2021	06.30.2020	06.30.2021	06.30.2020

Net revenues	4	28,887,959	20,535,913	14,269,421	9,735,441
Cost of sales	5	(19,290,337)	(14,958,288)	(9,970,508)	(7,449,100)
Gross profit		9,597,622	5,577,625	4,298,913	2,286,341

Selling and administrative expenses	6	(2,427,935)	(1,866,115)	(1,230,754)	(920,407)
Other gains and losses	7	131,897	72,638	84,509	3,326

Tax on bank accounts debits and credits	8	(297,176)	(265,225)	(158,403)	(103,475)

FINANCIAL RESULTS, NET
Exchange rate differences	9	216,678	(1,128,746)	193,337	(863,942)
Gain on net monetary position		1,171,086	297,450	551,943	101,818
Financial income	9	135,368	40,683	414,495	15,010
Financial expenses	9	(1,074,425)	(1,438,979)	(867,966)	(849,720)

Profit before tax		7,453,115	1,289,331	3,286,074	(331,049)

INCOME TAX EXPENSE
Current	10	(3,261,770)	(292,980)	(1,536,739)	110,916
Deferred	10	(2,607,932)	2,085	(3,014,735)	109,376

NET PROFIT (LOSS) FOR THE PERIOD		1,583,413	998,436	(1,265,400)	(110,757)

DISCONTINING OPERATIONS
Net profit for the period from discontinued operations	30	-	561,305	-	276,885

NET PROFIT (LOSS) FOR THE PERIOD		1,583,413	1,559,741	(1,265,400)	166,128

OTHER COMPREHENSIVE INCOME
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		-	(136,724)	-	47,512

TOTAL OTHER COMPREHENSIVE LOSS		-	(136,724)	-	47,512

TOTAL COMPREHENSIVE INCOME		1,583,413	1,423,017	(1,265,400)	213,640

Net profit (loss) for the period attributable to:
Owners of the Company		1,650,842	1,479,610	(1,234,611)	122,774
Non-controlling interests		(67,429)	80,131	(30,789)	43,354
NET PROFIT (LOSS) FOR THE PERIOD		1,583,413	1,559,741	(1,265,400)	166,128

Total comprehensive income attributable to:
Owners of the Company		1,650,842	1,409,876	(1,234,611)	147,006
Non-controlling interests		(67,429)	13,141	(30,789)	66,634
TOTAL COMPREHENSIVE INCOME		1,583,413	1,423,017	(1,265,400)	213,640

Earnings per share (basic and diluted) in Argentine pesos
From continued operations	11	2.7770	2.0022	(2.0747)	(0.0309)
From discontinued operations	11	2.7770	2.4825	(2.0747)	0.2060

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	06.30.2021	12.31.2020
ASSETS
Non-current assets
Property, plant and equipment	12	66,464,172	67,120,049
Right of use of assets	16	313,997	560,718
Intangible assets		198,251	241,040
Investments	18	4,362	4,362
Goodwill		43,509	43,509
Inventories	13	2,586,904	2,702,186
Other receivables	15	608,949	602,579
Total non-current assets		70,220,144	71,274,443

Current assets
Inventories	13	7,909,391	6,882,541
Other receivables	15	1,195,244	1,525,435
Trade accounts receivable	17	3,819,311	3,746,434
Investments	18	2,576,469	5,149,481
Cash and banks		338,057	334,147
Total current assets		15,838,472	17,638,038
Total assets		86,058,616	88,912,481

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	06.30.2021	12.31.2020
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	19	18,065,788	18,859,998
Reserves		37,685,610	23,460,010
Retained earnings		1,650,842	14,225,600
Equity attributable to the owners of the Company		57,402,240	56,545,608
Non-controlling interests		272,469	339,898
Total shareholders’ equity		57,674,709	56,885,506

LIABILITIES
Non-current liabilities
Borrowings	21	557,094	2,343,043
Accounts payable	22	-	128,376
Provisions	23	562,227	610,913
Salaries and social security payables		68,393	47,958
Lease liabilities	16	242,353	489,272
Other liabilities		66,735	140,077
Deferred tax liabilities	10	11,726,664	9,118,732
Total non-current liabilities		13,223,466	12,878,371

Current liabilities
Borrowings	21	4,841,111	5,728,898
Accounts payable	22	5,260,725	6,758,762
Advances from customers		614,914	917,278
Salaries and social security payables		1,693,979	1,782,008
Tax liabilities	24	2,523,271	3,614,428
Lease liabilities	16	90,760	175,959
Other liabilities		135,681	171,271
Total current liabilities		15,160,441	19,148,604
Total liabilities		28,383,907	32,026,975
Total shareholders’ equity and liabilities		86,058,616	88,912,481

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF JUNE 30, 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Owners contributions
	Capital	Capital corresponding to treasury shares	Capital Adjustments	Capital adjustments of own shares	Share premium	Share premium for treasury shares	Merger premium	Cost of treasury shares	Legal reserve	Environmental reserve	Optional reserve	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total
Balances as of January 1, 2021	59,603	-	5,962,422	-	10,873,730	-	1,964,243	-	1,204,405	9,401	22,246,204	14,225,600	56,545,608	339,898	56,885,506

Resolved by Ordinary General
Shareholders’ Meeting dated April 20, 2021
Optional reserve											14,225,600	(14,225,600)

Purchase of treasury shares (Note 19)	(387)	387	(38,753)	38,753	(660,166)	660,166		(794,210)					(794,210)		(794,210)

Income for the period												1,650,842	1,650,842	(67,429)	1,583,413
Balances as of June 30, 2021	59,216	387	5,923,669	38,753	10,213,564	660,166	1,964,243	(794,210)	1,204,405	9,401	36,471,804	1,650,842	57,402,240	272,469	57,674,709

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF JUNE 30, 2020
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Owners contributions								Accumulated other comprehensive income
	Capital	Capital Adjustments	Share premium	Merger premium	Legal reserve	Environmental reserve	Optional reserve	Future dividends reserve	Exchange differences on translation of foreign operations gains / (losses)	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total
Balances as of January 1, 2020	59,603	5,962,422	10,873,730	1,964,243	986,531	9,401	19,183,167	79,069	563,406	6,550,319	46,231,891	3,806,024	50,037,915

Resolved by Ordinary General
Shareholders’ Meeting dated April 16, 2020
- Legal reserve					217,874					(217,874)
- Optional reserve							6,332,445			(6,332,445)

Other comprehensive income									(69,731)		(69,731)	(66,992)	(136,723)
Income for the period										1,479,610	1,479,610	80,131	1,559,741
Balances as of June 30, 2020	59,603	5,962,422	10,873,730	1,964,243	1,204,405	9,401	25,515,612	79,069	493,675	1,479,610	47,641,770	3,819,163	51,460,933

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	06.30.2021	06.30.2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period from continuing operations	1,583,413	998,436
Net profit for the period from discontinued operations	-	561,305
Net profit for the period	1,583,413	1,559,741
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	5,869,702	355,998
Depreciation and amortization	2,274,052	2,206,148
Provisions	(21,386)	(14,005)
Interest expense	322,626	1,281,687
Exchange rate differences	(506,730)	439,895
Income on disposal of property, plant and equipment	(74,822)	23,062
Income from the operation of Yguazu Cementos S.A. (Note 30)	-	(626,408)
Allowance for contributions paid to the Trust Fund to Strengthen the Inter-urban Railroad System	38,336	-
Changes in operating assets and liabilities
Inventories	(674,989)	(428,978)
Other receivables	(336,580)	(109,765)
Trade accounts receivable	(847,975)	449,961
Advances from customers	(194,032)	141,583
Accounts payable	315,490	30,970
Salaries and social security payables	302,422	(398,287)
Provisions	(24,183)	(37,112)
Tax liabilities	(71,330)	240,239
Other liabilities	(105,115)	(42,822)
Gain on net monetary position	(1,170,860)	(297,450)
Income tax paid	(3,455,894)	(452,935)
Net cash generated by operating activities	3,222,145	4,321,522

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the operation of Yguazu Cementos S.A. (Note 30)	249,809	-
Proceeds from disposal of property, plant and equipment	70,757	29,955
Payments to acquire property, plant and equipment	(2,546,049)	(7,845,398)
Payments to acquire intangibles assets	-	(4,462)
Payments to acquire investments	(1,856,389)	-
Contributions to F.F.F.S.F.I.	(41,960)	(33,407)
Net cash used in investing activities	(4,123,832)	(7,853,312)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	469,659	15,847,995
Interest paid	(265,326)	(2,053,697)
Lease liabilities	(78,997)	(85,375)
Repayment of borrowings	(2,361,757)	(8,942,685)
Purchase of treasury shares	(794,210)	-
Net cash (used in) / generated by financing activities	(3,030,631)	4,766,238

Net (decrease) increase in cash and cash equivalents	(3,932,318)	1,234,448
Cash and cash equivalents at the beginning of the period	5,483,628	2,225,193
Effect of restating in constant currency of cash and cash equivalents	(94,502)	(93,674)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(296,512)	25,820
Cash and cash equivalents at the end of the period	1,160,296	3,391,787

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

1.            LEGAL INFORMATION

Legal address:

Boulevard Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina.

Fiscal year number:

Fiscal year number 97, beginning January 1, 2021.

Principal business of the Company:

The Company and its subsidiaries, mentioned below, are referred to in these consolidated condensed interim financial statements as the “Group”.

The main activity of the Group is the manufacturing and selling of cement and its derivatives, as well as the exploration of mineral resources that are used in the production process. Currently, the Group has 9 cement factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. The Company also has 10 concrete plants.

The Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company integrated by the National State with a 16% stake, Cofesur S.A.U. 80% and 4% that the latter gave to the workers in trust. This company operates the rail freight network of the Roca Railroad under a concession granted by the Argentine government in 1993 for a period of 30 years, which allows access from several of Loma Negra’s cement production plants to the rail network. On March 8, 2018 and with the due approval of its majority shareholder (Cofesur S.A.U.), Ferrosur Roca S.A. requested the Enforcement Authority an extension of the concession for an additional term of 10 years, pursuant to the provisions of the Bidding Terms and Conditions and the Concession Agreement. On June 28, 2021, through Resolution No. 211 of the Ministry of Transportation, said request was rejected, so the railway concession will expire in its original term, that is, on March 10, 2023. However, the Group understands that, at the end of its concession, the controlled company will continue to provide the rail freight transport services that it currently provides, although it will do so as a freight operator under the terms established in Resolution No. 211, the Law N ° 27,132 and Decree N ° 1027 dated November 7, 2018, for which it must readjust various operational issues, once it hands over control of the railway infrastructure linked to its current concession. It is the Group's understanding that the intention of the National State is to prioritize the continuity of the current operators for each of the existing services and businesses, thus guaranteeing the best use of the experience they have acquired.

As of the date of issuance of these condensed consolidated interim financial statements, the regulations on which the rail operators' scheme will operate as of March 2023, the date of completion, are still pending definition by the National State, as well as the negotiations to implement the operator contracts with the different parties involved. In this context, the Group is evaluating the possible business scenarios, also considering that its intention is to continue providing services as an operator of the railway network. Note 31 includes additional information on this matter.

The Group also has a controlling interest in Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material.

Finally, on August 21, 2020, the Company sold its stake in Yguazu Cementos S.A., a company based in the Republic of Paraguay dedicated to the manufacture and sale of cement. The information related to the sale of the participation and its main effects are described in Note 30.

Date of registration in the Argentine General Inspection of Justice (IGJ):

-	Registration of the bylaws: August 5th, 1926, under No 38, Book 46.
-	Last amendment registered to the bylaws: August 29th, 2017, under No. 17,557 Book 85 of Companies by shares.
-	Correlative Number of Registration with the IGJ: 1,914,357.
-	Tax identification number [CUIT]: 30-50053085-1.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

-	Date of expiration: July 3, 2116.

The Ordinary and Extraordinary General Assembly of April 16, 2020 resolved to modify article fourteen of the Bylaws, in order to incorporate the power of the Company's Board of Directors to decide on the issuance of negotiable obligations, in accordance with the provisions of article 9 of the Negotiable Obligations Law No. 23,576 and its amendments. As of the date of issuance of these condensed consolidated interim financial statements, said modifications are pending registration with the General Inspection of Justice (“IGJ”).

Parent company:

InterCement Trading e Inversiones Argentina S.L. with 51.0437% of the Company’s capital stock and votes.

Capital structure:

The subscribed for and paid in capital amounts to $ 59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote. Some of these shares are treasury shares as described in Note 19.

2.            BASIS OF PREPARATION

2.1 Basis of preparation

The accompanying consolidated condensed interim statement of financial position as of June 30, 2021, the consolidated condensed interim statement of profit or loss and other comprehensive income, consolidated condensed interim statement of changes in equity and of cash flows for the six and three month periods ended June 31, 2021 and 2020 and the notes to the consolidated condensed interim financial statements (hereinafter, the “interim financial statements”) are unaudited and have been prepared as interim financial information. These interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, pursuant to the provisions in Technical Resolution No. 26 (as amended) issued by the Argentine Federation of Professional Councils of Economic Sciences [FACPCE] and the Regulations issued by the Argentine Securities Commission [“Comisión Nacional de Valores” (CNV)].

Consequently, not all of the disclosures required in accordance with International Financial Reporting Standards (“IFRS”) for annual financial statements are included herein, hence, these interim financial statements shall be read in conjunction with the Group’s consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 issued on March 10, 2021. In the opinion of the Group’s Management, these unaudited consolidated condensed interim financial statements include all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2020 presented in these unaudited consolidated condensed interim financial statements arises from our audited consolidated financial statements for the fiscal year ended December 31, 2020, restated in closing currency of the reported period, following the guidelines in IAS 29. Such guidelines have been described in Note 2.2 to our consolidated financial statements as of December 31, 2020.

The results of operations for the six-month periods ended June 30, 2021 and 2020 do not necessarily reflect the results for the full years. The Company believes that the disclosures are appropriate and adequate to consider that the information presented is not misleading.

As a consequence of the pandemic caused by the COVID-19 virus, which has caused global economic disruption, the Group has implemented active prevention programs in its different locations and contingent plans to minimize the risk related to the pandemic and continue with its operations; being the main measures and effects described in Note 33 to these interim consolidated financial statements. The Group's Management has considered the impact of COVID-19, and the current conditions of the economy and the market, for the preparation of the interim financial information, concluding that there are no changes in judgments and significant estimates disclosed in the consolidated financial statements as of December 31, 2020. Note 1 includes comments related to the effects on these consolidated condensed interim financial statements derived from the definition of the term for completion of the current Ferrosur Roca S.A. concession.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Due to the sale of the shareholding in Yguazu Cementos SA, described in Note 30, the results of the aforementioned business are presented as discontinued operations in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations". Consequently, all amounts related to discontinued operations within each item of the consolidated statement of comprehensive income are reclassified as discontinued operations. The cash flows from discontinued operations and earnings per share disclosed separately in Note 30, as well as additional information related to the operation carried out.

These consolidated condensed interim financial statements were approved for issue by the Board of Directors on August 11, 2021, the date when the interim financial statements were available for issuance.

2.2 Basis of consolidation

These interim financial statements include the unaudited consolidated condensed interim statement of financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and the subsidiaries are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2020, issued on March 10, 2021.

On August 21, 2020, the Group sold its stake in Yguazu Cementos S.A., losing its control. For this reason, the information for the six-month periods ended June 30, 2021, related to said company is presented as discontinued operations (Note 30).

The consolidated information disclosed in these condensed interim financial statements include the following subsidiaries:

	Main business	Country	% of direct and indirect ownership as of
			06.30.21	12.31.20	06.30.20
Subsidiary name:
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00
(1) Directly controlled by Cofesur S.A.U.

Below is a summary of the financial information of Ferrosur Roca S.A., a subsidiary with material non-controlling interests.

	06.30.2021	12.31.2020

Current assets	1,232,777	1,217,820
Non-current assets	1,830,547	1,990,513
Current liabilities	1,268,878	1,101,798
Non-current liabilities	432,097	407,047
Equity attributable to the owners of the company	1,089,879	1,359,590
Non-controlling interests	272,470	339,898

	06.30.2021	06.30.2020
Six-month period
Sales revenues	2,287,665	2,206,679
Financial results, net	46,080	(366,428)
Depreciations	(431,049)	(552,538)
Income tax	(15,065)	(99,147)
Loss for the period (*)	(337,139)	(974,483)

(*) The net loss as of June 30, 2021 includes a gain of 89,698 from eliminations of intragroup transactions.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	06.30.2021	06.30.2020
Six-month period
Net cash generated by operating activities	303,177	888,910
Net cash used in investing activities	(277,119)	(211,783)
Net cash used in financing activities	(21,084)	(643,478)
Financial and holding results generated by cash	(9,465)	10,565

2.3 Accounting policies

These consolidated condensed interim financial statements have been prepared using the same accounting policies and criteria used in the preparation of the audited consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards and interpretations effective as of January 1, 2021, if any.

2.3.1 Application of new and revised International Financial Reporting Standards (IFRS)

•	Adoption of new and revised IFRS

The Group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (“IASB”) that are relevant to its operations and that are mandatorily effective as of June 30, 2021, as described in Note 2.2 to the Group's annual consolidated financial statements as of December 31, 2020.

The Group has not opted for early adoption of any other standard, interpretation or amendment that has been issued but is not yet in force.

•	New standards

New standards and interpretations issued during the six-month period ended June 30, 2021 and the standards and interpretations issued but not mandatory as of that date are described in Note 2.2 to the consolidated financial statements as of December 31, 2020.

3.            CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINTY

In the application of the Group´s accounting policies, the Group´s management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates.

In the ordinary course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of current regulations, also taking into account the opinion of its tax and legal advisors together with the evidence available up to the date of issue of these financial statements. However, there may be situations in which the assessment that a third party could make of them and the eventual realization of damage to the Group is uncertain. For such cases, the Group has evaluated the issues considering their significance in relation to the financial statements and has not made a provision as it is not required by current accounting standards.

Underlying estimates and assumptions are continuously reviewed. Changes in estimates are accounted for prospectively.

The unaudited consolidated condensed interim financial statements reflect all adjustments which are, in the opinion of Management, necessary to make a fair statement of the results for the interim periods presented.

There are no significant changes to the critical judgements used by Management in applying accounting policies to the critical judgements disclosed in the annual consolidated financial statements for the year ended December 31, 2020, including those derived from the definition of the completion period of the current Ferrosur Roca S.A. concession mentioned in Notes 1 and 31.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

As a consequence of the activities in which the Group is engaged, its transactions do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, the volume of sales in Argentina has historically showed a slight increase.

4.            REVENUES

	06.30.2021	06.30.2020
Six-month period
Sales of goods	39,522,976	26,933,954
Domestic market	39,488,716	26,913,039
External customers	34,260	20,915

Services rendered	1,282,114	1,465,231

(-) Bonus / Discounts	(11,917,131)	(7,863,272)
Total	28,887,959	20,535,913

5.            COST OF SALES

		06.30.2021		06.30.2020
Six-month period
Inventories at the beginning of the year		9,584,727		10,938,911
Finished products	590,334		770,481
Products in progress	1,127,872		2,405,815
Raw materials, materials, fuel and spare parts	7,866,521		7,762,615

Purchases and production expenses for the period		20,201,905		15,183,955

Inventories at the end of the period		(10,496,295)		(11,164,578)
Finished products	(563,913)		(602,797)
Products in progress	(1,925,242)		(2,160,499)
Raw materials, materials, fuel and spare parts	(8,007,140)		(8,401,282)

Cost of sales		19,290,337		14,958,288

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	06.30.2021	06.30.2020
Six-month period
Fees and service fees	387,221	322,372
Salaries, wages and social security contributions	3,241,434	2,851,644
Transport and travelling expenses	138,010	104,200
Data processing	9,650	10,958
Taxes, contributions and commissions	404,208	286,632
Depreciation and amortizations	2,224,384	2,011,517
Preservation and maintenance costs	1,849,575	1,438,063
Communications	19,672	21,276
Leases	19,908	16,805
Employee benefits	79,252	57,240
Water, natural gas and energy services	4,542	4,689
Freight	1,987,129	874,793
Fuel	2,602,667	1,754,658
Insurance	54,183	59,407
Packaging	846,685	691,119
Electrical power	2,018,343	1,452,132
Contractors	1,497,454	1,046,668
Tolls	6,159	110,837
Canon (concession fee)	18,004	21,851
Security	102,740	109,401
Others	267,321	232,773
Total	17,778,541	13,479,035

6.            SELLING AND ADMINISTRATIVE EXPENSES

	06.30.2021	03.21.2020
Six-month period
Managers and directors compensation and fees	182,491	146,542
Fees and compensation for services	176,876	200,091
Salaries, wages and social security contributions	593,681	416,746
Transport and travelling expenses	16,785	15,550
Data processing	75,495	36,818
Advertising expenses	79,348	34,285
Taxes, contributions and commissions	642,739	454,006
Depreciation and amortizations	166,194	192,010
Preservation and maintenance costs	5,974	9,239
Communications	16,465	21,197
Leases	8,493	13,049
Employee benefits	17,204	15,440
Water, natural gas and energy services	1,615	3,036
Freight	346,277	212,647
Insurance	49,838	46,576
Allowance for doubtful accounts	2,312	10,936
Security	5,017	5,020
Others	41,131	32,927
Total	2,427,935	1,866,115

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

7.            OTHER GAINS AND LOSSES

	06.30.2021	06.30.2020
Six-month period
Loss (gain) on disposal of property, plant and equipment	74,822	(23,062)
Donations	(32,666)	(9,597)
Technical assistance services provided	2,014	5,397
Substitute responsible tax	-	(36,538)
Gain on tax credit acquired	28,320	-
Contingencies	(17,671)	(24,672)
Leases	55,153	89,693
Collection of sinester´s insurance	-	71,013
Miscellaneous	21,925	404
Total	131,897	72,638

8.            TAX ON BANK ACCOUNTS DEBITS AND CREDITS

The general tax rate on bank debits and credits is 0.6% for the amounts debited and credited in the bank accounts of the Group. For the amounts debited and credited, 33% of both items may be taken as payment on account of other taxes. The 67% of the tax paid is included in this line item in the statement of profit or loss and other comprehensive income.

Pursuant to Law No. 27,432, the Argentine Executive Branch may set forth that the percentage of the tax mentioned that is not computable as payment on account of income tax should be progressively written down by up to 20% per year as from January 1, 2018. It can be established that in 2022 the tax set forth in Law No. 25,413, as subsequently amended, shall be fully computed as payment on account of income tax. On May 7, 2018, Decree 409/2018 was published in the Official Gazette; it established that taxpayers within the scope of the general twelve per thousand tax may apply 33% of the amounts credited and debited in the respective bank accounts to partial payment of income tax.

9.            FINANCIAL RESULTS, NET

	06.30.2021	06.30.2020
Six-month period
Exchange rate differences
Foreign exchange gains	279,868	(31,522)
Foreign exchange losses	(63,190)	(1,097,224)
Total	216,678	(1,128,746)

Financial income
Unwinding of discounts on provisions and liabilities	135,368	40,683
Total	135,368	40,683

Financial expenses
Interest from short-term investments	(575,093)	(39,813)
Interest on borrowings	(194,823)	(1,009,380)
Interest on leases	(25,644)	(36,341)
Tax interest	(41,890)	(48,463)
Unwinding of discounts on receivables	(38,336)	(72,561)
Others	(198,639)	(232,421)
Total	(1,074,425)	(1,438,979)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

10.            INCOME TAX EXPENSE

Income tax expense is recognized on the basis of the actual profit for the period and the statutory rate expected at year-end.

This criterion does not significantly differ from the criterion established in IAS 34, which requires income tax expense to be recognized in each interim period based on the best estimate of the effective tax rate expected as of year-end.

In this regard, Law No. 27,260, promulgated on June 16, 2021, incorporated modifications on the corporate income tax rate, establishing a tiered structure of the applicable rates based on the level of accumulated taxable net income for each company, which can be 25%, 30% and 35%; maintaining the tax of 7% on the distribution of dividends.

The main accounting impact of the new regulations is the measurement of deferred income tax assets and liabilities, since these must be recognized by applying the tax rate that will apply to the Company on the dates on which the differences between the accounting values and the tax will be reversed or used. For this reason, the Group has considered its tax projections to establish the estimate rate that will apply in each year, in order to determine the value of temporary items and tax losses based on the estimated term of reversion and consumption.

The reconciliation of income tax expense for the six-month periods ended June 30, 2021 and 2020 and that which would result from applying the statutory rate in force on the net profit before income tax expense that arises from the condensed interim statement of profit or loss and other comprehensive income for each period is as follows:

	06.30.2021	06.30.2020

Profit before income tax expense from continued operations	7,453,115	1,289,331
Profit before income tax expense from discontinued operations	-	626,408
Total profit before income tax expense	7,453,115	1,915,739
Statutory income tax rate	35%	30%
Income tax at statutory rate	(2,608,590)	(574,722)
Adjustments for calculation of the effective income tax:
Effects of disposal of shareholding of Yguazu Cementos S.A.	-	125,282
Non-recognized loss carryforwards in subsidiaries	-	(284,150)
Effects of the fiscal revaluation and adjustment to reflect inflation for accounting and tax purposes	(48,459)	385,241
Change in tax rate	(3,202,020)	(18,294)
Other non-taxable income or non-deductible expense, net	(10,633)	10,646
Total income tax expense	(5,869,702)	(355,997)

INCOME TAX
Current	(3,261,770)	(353,028)
Deferred	(2,607,932)	(2,969)
Total	(5,869,702)	(355,997)

Income tax included in the statement of comprehensive income	(5,869,702)	(290,895)
Income tax from discontinued operations	-	(65,102)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Likewise, the breakdown of deferred income as of June 30, 2021 and December 31, 2020 is as follows:

	06.30.2021	12.31.2020
Deferred tax assets
Loss carryforward from subsidiary	252,188	179,508
Leases	6,661	30,935
Provisions	73,490	67,777
Other receivables	25,993	36,734
Accounts payable	5,667	-
Salaries and social security payables	22,201	11,990
Other liabilities	28,337	28,409
Trade accounts receivable	12,819	21,438
Others	2,247	7,833
Total deferred tax assets	429,603	384,624

Deferred tax liabilities
Investments	(1,878)	(29,305)
Property, plant and equipment	(9,607,866)	(6,709,789)
Inventories	(1,029,868)	(948,225)
Taxes payable (adjustment to reflect inflation for tax purposes)	(1,514,163)	(1,811,968)
Others	(2,492)	(4,069)
Total deferred tax liabilities	(12,156,267)	(9,503,356)
Total net deferred tax liabilities	(11,726,664)	(9,118,732)

11.            EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and the weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:

	Six months		Three months
	06.30.2021	06.30.2020	06.30.2021	06.30.2020
Profit attributable to the owners of the parent company used in the calculation of earnings per share – basic and diluted
- From continued operations	1,650,842	1,193,335	(1,234,611)	(18,442)
- From continued and discontinued operations	1,650,842	1,479,610	(1,234,611)	122,774

Weighted average number of common shares for purposes of basic and diluted earnings per share (in thousands)	594,460	596,026	595,072	596,026

Basic and diluted earnings per share (in pesos)
- From continued operations	2.7770	2.0022	(2.0747)	(0.0309)
- From continued and discontinued operations	2.7770	2.4825	(2.0747)	0.2060

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

12.            PROPERTY, PLANT AND EQUIPMENT

	06.30.2021	12.31.2020

Cost	154,657,405	153,169,896
Accumulated depreciation	(88,193,233)	(86,049,847)
Total	66,464,172	67,120,049

Land	851,296	851,296
Plant and buildings	11,662,668	12,136,873
Machinery, equipment and spare parts	18,174,473	15,868,601
Transport and load vehicles	1,431,933	1,587,342
Furniture and fixtures	56,007	64,755
Quarries	4,577,147	4,760,228
Tools	57,504	67,524
Construction in progress	29,653,144	31,783,430
Total	66,464,172	67,120,049

During the six-month period ended on June 30, 2021, the construction of the new cement plant L´Amalí II, in the City of Olavarría, Province of Buenos Aires, continues with the construction works, under stringent health protocols established by the Provincial Government and the Group. During this period, the start-up of the crushing department was completed and the new primary crusher is in full operation. As of June 30, 2021, the amount invested in such plant totaled 30.176.687.

12.1 Borrowing costs

The Group has taken several borrowings and has used instruments to pay accounts payable in foreign currency in order to fund a part of the investment mentioned above. IAS 23 sets forth that borrowing costs or other liabilities that are directly attributable to the acquisition, construction or production of an eligible asset that requires a substantial period before being ready for use, are capitalized as part of the cost of said asset, except for the portion of these costs that compensate the creditor for the effects of inflation, always provided that they may result in future economic benefits for the Group and may be measured on a reliable basis. All other borrowing costs are accounted for as expenses in the period in which they are incurred. Borrowing costs include interest, foreign exchange losses and other costs incurred by the Group in connection with the execution of the respective borrowing agreements.

Due to the fact that the aforementioned indebtedness of the Group is mostly in foreign currency , it evaluates at each closing date whether the exchange gain or loss arising from such debts attributable to the construction of such asset constitutes an adjustment of the interest costs of those borrowings that should be capitalized together with those interests.. Based on the foregoing, the Group has not capitalized interest and foreign exchange losses during the six-month period ended June 30, 2021, the figures corresponds to the amount that would have corresponded to a rate equivalent in pesos net of the effects of inflation on the liabilities that generate them.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

13.            INVENTORIES

	06.30.2021	12.31.2020
Non-current
Spare parts	2,690,157	2,796,840
Allowance for obsolete inventories	(103,253)	(94,654)
Total	2,586,904	2,702,186

Current
Finished products	563,913	590,334
Production in progress	1,925,242	1,127,872
Raw materials, materials and spare parts	4,532,996	4,398,588
Fuels	887,240	765,747
Total	7,909,391	6,882,541

14.            RELATED PARTY TRANSACTIONS AND BALANCES

The outstanding balances between the Group and related parties as of June 30, 2021 and December 31, 2020 are as follows:

	06.30.2021	12.31.2020
Related companies:
InterCement Brasil S.A.
Accounts payable	(96,706)	(110,421)
InterCement Trading e Inversiones S.A.
Other receivables	246,213	266,446
Accounts payable	(21,134)	(24,131)
Intercement Participações S.A.
Other receivables	106,631	57,692
Accounts payable	(200,490)	(224,554)
Intercement Portugal S.A.
Other receivables	6,155	-
Summary of balances as of June 30, 2021 and December 31, 2020 is as follows:
	06.30.2021	12.31.2020
Other receivables	358,999	324,138
Accounts payable	(318,330)	(359,106)

The transactions between the Group and related parties for the periods ended June 30, 2021 and 2020 are detailed as follows:

	06.30.2021	06.30.2020

InterCement Brasil S.A. – Purchases of goods and services	-	(14,638)
InterCement Trading e Inversiones S.A. – Sales of services	-	44,248
InterCement Portugal S.A. – Services received	-	(193,154)
InterCement Portugal S.A. – Sales of services	6,143	-
InterCement Participações S.A. – Services received	(130,795)	(21,916)
InterCement Participações S.A. – Sales of services	(283,517)	(42,032)

The amount recognized in the consolidated statement of profit or loss and other comprehensive income related to key management salaries, wages and fees amounted to 138,429 and 210,637 for the six-month periods ended June 30, 2021 and 2020, respectively. Additionally, a loss has been accrued under the long-term incentive program for a total of 26,795 and 6,718 during the six-month periods ended June 30, 2021 and 2020, respectively.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

and 2020, respectively. Additionally, a loss has been accrued under the long-term incentive program for a total of 26,795 and 6,718 during the six-month periods ended June 30, 2021 and 2020, respectively.

On the other hand, during this period the Group Meeting has approved the implementation of two new incentive programs in shares of the Company, one of them subject to the total return of the shareholders (Total Shareholder Return -TSR-), with the the purpose of attracting and retaining certain hierarchical employees of exceptional competence and strategic for the Group who meet certain eligibility criteria, seeking to align the long-term interests of the Group and its shareholders. As of the date of issuance of these condensed consolidated interim financial statements, the new incentive program has not been implemented.

The Group did not recognize any expense in the current period, or in previous ones, regarding bad or doubtful accounts related to amounts owed by related parties.

The outstanding amounts as of June 30, 2021 are not secured and will be settled in cash. No guarantees have been granted or received on the outstanding balances.

15.            OTHER RECEIVABLES

	06.30.2021	12.31.2020
Non-current
Advances to suppliers	465,545	388,902
Credit for sale of interest in Yguazu Cementos S.A.	-	52,702
Tax credits	56,197	48,029
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.)	130,366	165,157
Prepaid expenses	85,840	102,366
Guarantee deposits	1,367	1,713
Others	-	8,867
Subtotal	739,315	767,736
Allowance for doubtful receivables	(130,366)	(165,157)
Total	608,949	602,579

	06.30.2021	12.31.2020
Current
Value added tax credits	5,358	144,877
Turnover tax credits	68,512	-
Other tax credits	1,968	-
Credit for sale of interest in Yguazu Cementos S.A.	430,622	685,121
Related parties’ receivables (Note 14)	358,999	324,138
Prepaid expenses	131,726	227,819
Guarantee deposits	184	230
Reimbursements receivable	32,796	39,834
Advances to suppliers	32,654	29,115
Salaries advances and loans to employees	18,033	1,532
Receivables from sales of property, plant and equipment	41,877	35,069
Miscellaneous	72,515	37,700
Total	1,195,244	1,525,435

16.            RIGHT OF USE OF ASSETS AND LEASE LIABILITIES

The Group has entered into lease agreements primarily for the lease of offices and premises. The evolution of the right of use of assets and lease liabilities as of June 30, 2021 and December 31, 2020 is as follows:

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	06.30.2021	12.31.2020

Lease liabilities:
At the beginning of the period/year	665,231	753,866
Additions	32,950	5,834
Interest accrued in the period/year	25,644	62,660
Foreign exchange losses	(60,236)	27,237
Decrease	(251,479)	-
Payments	(78,997)	(184,366)
At the end of the period/year	333,113	665,231

Right of use assets:
At the beginning of the period/year	560,718	696,031
Additions	32,950	5,834
Depreciations	(60,061)	(141,147)
Decrease	(219,610)	-
At the end of the period/year	313,997	560,718

17.            TRADE ACCOUNTS RECEIVABLE

	06.30.2021	12.31.2020

Accounts receivable	3,809,562	3,655,835
Accounts receivable in litigation	58,939	71,147
Notes receivable	10,210	20,999
Foreign customers	5,572	83,629
Subtotal	3,884,283	3,831,610
Allowance for doubtful accounts	(64,972)	(85,176)
Total	3,819,311	3,746,434

18.            INVESTMENTS

	06.30.2021	12.31.2020
Non-current
Investments in other companies
- Cementos del Plata S.A.	4,362	4,362
Total	4,362	4,362

Current
Short-term investments
- Mutual funds in pesos	822,239	2,966,045
- Fix-term deposits in pesos	-	2,183,436
Public securities in pesos	1,754,230	-
Total	2,576,469	5,149,481

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

19.            CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	06.30.2021	12.31.2020

Capital	59,603	74,697
Adjustment to capital	5,962,422	5,947,328
Cost of treasury stock	(794,210)	-
Share premium	10,873,730	10,873,730
Merger premium	1,964,243	1,964,243
Total	18,065,788	18,859,998

The issued, paid-in and registered capital, consists of:
Common stock with a face value of $ 0.1 per share and entitled to 1 vote each, fully paid-in (in thousand)	596,026	596,026

Acquisition of Treasury Stock

On February 12, 2021, the Board of Directors of the Company approved a plan for the acquisition of treasury stock, for a period of 90 days and a maximum amount of 750 million. Acquisitions will be carried out in accordance with the market opportunities, dates, prices and quantities established by the Company’s Management.

The purpose of the approved repurchase plan is to efficiently dispose of a portion of the Company’s liquidity, which may result in a greater return of value to the shareholders considering the current attractive value of the share.

On June 18, 2021, the plan to acquire treasury stocks was finalized, having reached the maximum amount to be invested is stipulated of up to 750 million.

On July 2, 2021, the Group's Board of Directors approved a new plan for the acquisition of treasury stocks, for a period of 60 days, for a maximum amount of 975 million or the lowest amount resulting from the acquisition to reach 10% of the capital stock. Treasury stock may not, on the whole, exceed the limit of 10% of the capital stock in accordance with Article 64 of the Capital Market Law. Such acquisition shall be made with realized and liquid profits, since the Company has the necessary liquidity to carry out the approved acquisition of treasury stock without affecting its solvency.

Until the date of issuance of these financial statements, the Company acquired 5,050,744 treasury shares for a total value of 1,114,345 (1,176,864 shares worth 320,135 correspond to the new plan still in execution).

20.            ACCUMULATED OTHER COMPREHENSIVE INCOME

	06.30.2021	06.30.2020
Accrual for translation of foreign operations
Balance at the beginning of the year	-	563,406
Exchange differences on translating foreign operations	-	(69,731)
Balance at the end of the year	-	493,675

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

21.            BORROWINGS
21.1          Composition of borrowings

	06.30.2021				12.31.2020
	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in foreign currency – USD
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	-	-	272,921
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	-	-	320,263
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	-	-	889,450
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	-	-	213,781
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Jul-21	47,804	52,646
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Aug-21	1,014,148	1,116,883
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Sep-21	160,801	177,090
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Oct-21	330,102	363,542
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Nov-21	423,366	466,265
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Dec-21	299,041	329,334
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Jan-22	85,552	94,219
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month-Libor + 4.25%	Feb-22	44,791	49,329
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month Libor + 7,375%	Jan-22	681,625	752,090
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month Libor + 7,375%	Jan-22	617,756	681,619
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	3-Month Libor + 7,5%	Nov-23	746,779	822,617

Borrowings in foreign currency – EUR
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	-	-	174,877
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	-	-	41,720
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	-	-	221,672
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	Jul-21	105,539	562,575
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	Aug-21	-	49,741
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	Sep-21	450,662	2,364
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	Oct-21	168,889	377,458
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	Nov-21	143,586	-
Banco Itaú S.A.	Loma Negra C.I.A.S.A.	4%	Dec-21	56,909	-
Total borrowings in foreign currency				5,377,350	8,032,456

	06.30.2021				12.31.2020
	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in local currency
Overdrafts	Loma Negra C.I.A.S.A.	34%	Jul-21	20,381	22,144
Overdrafts	Ferrosur Roca S.A.	34%	Jul-21	474	17,342
Total borrowings in local currency				20,855	39,486
Total				5,398,205	8,071,941

Summary of borrowings by Company:	06.30.2021	12.31.2020

Loma Negra C.I.A.S.A.	5,397,731	8,054,599
Ferrosur Roca S.A.	474	17,342
Total	5,398,205	8,071,941

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

21.3 Movements of borrowings

Balances as of January 1, 2021	8,071,941
New borrowings	469,659
Interest accrued	194,823
Effect of exchange rate differences	(711,135)
Interest payments	(265,326)
Principal payments	(2,361,757)
Balances as of June 30, 2021	5,398,205

As of June 30, 2021, the long-term borrowings have the following maturity schedule:

Fiscal year
2022	185,585
2023	371,509
Total	557,094

22.            ACCOUNTS PAYABLE

	06.30.2021	12.31.2020
Non-current
Accounts payable for investments in property, plant and equipment	-	128,376
Total	-	128,376

Current
Suppliers	2,714,871	4,013,334
Related parties (Note 14)	318,330	359,106
Accounts payable for investments in property, plant and equipment and intangible assets	579,535	1,330,167
Expenses accrual	1,647,989	1,056,155
Total	5,260,725	6,758,762

23.            PROVISIONS

	06.30.2021	12.31.2020

Labor and social security	113,379	125,420
Environmental restoration	343,981	363,560
Civil and others	104,867	121,933
Total	562,227	610,913

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Changes in the provisions were as follows:

	Labor and social security	Environmental restoration	Civil and others	Total

Balances as of January 1, 2021	125,420	363,560	121,933	610,913
Increases (*)	(8,293)	(14,511)	(9,984)	(32,788)
Uses (**)	(3,748)	(5,068)	(7,082)	(15,898)
Balances as of June 30, 2021	113,379	343,981	104,867	562,227

(*) Includes the effect of the inflation adjustment.
(**) Includes the application of provisions to their specific purposes.

24.            TAX LIABILITIES

	06.30.2021	12.31.2020

Income tax	1,931,685	2,838,496
Value added tax	346,755	510,963
Turnover tax	114,226	127,623
Other taxes, withholdings and perceptions	130,605	137,346
Total	2,523,271	3,614,428

25.            CASH AND CASH EQUIVALENTS

For purposes of the consolidated condensed interim statement of cash flows, cash and cash equivalents include cash, banks accounts and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition). Cash and cash equivalents at the end of each reporting period/year as shown in the consolidated condensed interim statement of cash flows can be reconciled to the related items in the consolidated condensed interim statement of financial position as follows:

	06.30.2021	12.31.2020

Cash and banks	338,057	334,147
Short-term investments (Note 18)	822,239	5,149,481
Cash and cash equivalents	1,160,296	5,483,628

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

27.            FINANCIAL INSTRUMENTS

26.1 Net debt to equity ratio

The net debt to equity ratio of the reported period/fiscal year is as follows:

	06.30.2021	12.31.2020

Debt (i)	5,398,205	8,071,941
Cash and cash equivalents	2,914,526	5,483,628
Net debt	2,483,679	2,588,313
Equity (ii)	57,674,709	56,885,506
Net debt to equity ratio	0.04	0.05

(i) Debt is defined as current and non-current borrowings.
(ii) Shareholders’ equity includes all the non-controlling interests, which are managed as capital.

26.2 Categories of financial instruments

	06.30.2021	12.31.2020
Financial assets At amortized cost:
Cash and banks	338,057	334,147
Investments	1,754,230	2,262,919
Accounts receivable	4,757,671	4,879,106
At fair value through profit and loss:
Investments	822,239	2,961,618

Financial liabilities
Amortized cost	15,859,477	21,380,052

26.3 Financial risks

The Group´s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk considering the current inflation rates), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

These consolidated condensed interim financial statements do not include all the information and disclosures on financial risks, therefore, they should be read in conjunction with the Group´s consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 issued on March 10, 2021.

26.4 Fair value measurement

Fair value measurement is described in Note 33.8 to the annual consolidated financial statements.

From December 31, 2020 through June 30, 2021, there have been no significant changes in the industry’s economic activity affecting the fair value of the Group´s financial assets and liabilities, either measured at fair value or amortized cost. In addition, there were no transfers among the different levels of fair value hierarchy to assess the fair value of the Group's financial instruments during the six-month period ended June 30, 2021.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The carrying amounts of financial assets and liabilities recognized at amortized cost, included in the consolidated financial statements as of June 30, 2021 and December 31, 2020, approximate to their fair values. Borrowings are measured at amortized cost considering the effective interest rate method, which approximate to their fair value given their cancellation period.

The Group’s Management considers that the liquidity risk exposure is low since the Group has been generating cash flows from its operating activities, supported on profits, and has access to loans and financial resources, as explained in Note 21.

26.5 Exchange risk management

The Group carries out transactions in foreign currency and is hence exposed to exchange rate fluctuations. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

The carrying amounts of monetary assets and liabilities stated in currencies other than the functional currency of each company consolidated at the end of the reporting period/year are as follows:

	06.30.2021	12.31.2020
Liabilities
United States Dollars	5,486,171	8,343,787
Euro	148,267	619,542
Real	49	52

Assets
United States Dollars	1,396,726	1,277,777
Euro	25,030	26,656
Real	4	5

Foreign currency sensitivity analysis

The Group is mainly exposed to the US Dollar and euro.

The following table shows the sensitivity of the Group to an increase in the US Dollar and the Euro exchange rate. The sensitivity rate is that used when reporting to the top executive level and represents the management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts traslation of such items on the end of the period tems considering a reasonably possible 25% increase in the exchange rate.

	Effect of US Dollars	Effect of the Euro

	06.30.2021	06.30.2021
Loss for the period	1,022,361	30,809
Decrease in of shareholder's Equity	1,022,361	30,809

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

27.            NON-CASH TRANSACTIONS

Below is a detail of the transactions that did not involve cash flow movements during the six-month periods ended June 30, 2021 and 2020, respectively:

	06.30.2021	06.30.2020

- Acquisitions of property, plant and equipment financed with trade payables	113,990	44,815
- Right of use of assets	32,950	-

28.            SEGMENT INFORMATION

The Group has adopted IFRS 8 – “Operating Segments”, that require operating segments to be identified on the basis of internal reports regarding components of the Group that are regularly reviewed by the Executive Committee, chief operating decision maker, in order to allocate resources to the segments and to assess their performance. This analysis is based on monthly information concerning historical figures of the identified segments. The information reviewed by the main decision maker basically consists in the historical details corresponding to each month accumulated until the end of the reporting period. It is for this reason that they differ from the inflation-adjusted figures as described in Note 2.2.

For the purposes of managing its business both financially and operatively, the Group has classified the continuing operations of its businesses as follows:

i)
Cement, masonry cement and lime: this segment includes the results from the cement, masonry cement and lime business in Argentina, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker / quicklime and their subsequent grinding with certain additions in order to obtain the cement, masonry cement and lime.

ii)
Concrete: this segment includes the results generated from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iii)	Aggregates: this segment includes the results generated from the production and sale of granitic aggregates.
iv)	Railroad: this segment includes the results generated from the provision of the railroad transportation service.
v)	Others: this segment includes the results of the industrial waste treatment and recycling business to produce materials for use as fuel.

In the classification of activities by segments and in the information presented below, the “Cement - Paraguay” segment has been excluded since said operation has been discontinued as of August 21, 2020 due to the sale of the shareholding in said company (Note 30).

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	06.30.2021	06.30.2020
Sales revenue
Cement, masonry cement and lime	23,709,176	11,631,685
Concrete	2,032,725	576,905
Railroad	2,107,876	1,397,043
Aggregates	318,498	74,024
Others	139,751	85,348
Inter-segment eliminations	(1,843,874)	(774,694)
Subtotal	26,464,152	12,990,311
Reconciliation - Effect from restatement in constant currency	2,423,807	7,545,602
Total	28,887,959	20,535,913

Cost of sales
Cement, masonry cement and lime	13,310,803	7,031,187
Concrete	2,186,230	728,803
Railroad	2,022,441	1,348,391
Aggregates	301,668	116,131
Others	93,259	54,676
Inter-segment eliminations	(1,843,874)	(774,694)
Subtotal	16,070,527	8,504,494
Reconciliation - Effect from restatement in constant currency	3,219,810	6,453,794
Total	19,290,337	14,958,288

	06.30.2021	06.30.2020
Selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	1,788,893	918,684
Concrete	22,493	8,176
Railroad	127,405	90,249
Aggregates	3,805	(3,809)
Others	49,003	33,395
Subtotal	1,991,599	1,046,695
Reconciliation - Effect from restatement in constant currency	304,439	746,782
Total	2,296,038	1,793,477

Depreciation and amortization
Cement, masonry cement and lime	529,681	332,392
Concrete	31,449	33,862
Railroad	137,320	115,467
Aggregates	13,119	10,720
Others	2,598	2,216
Subtotal	714,167	494,657
Reconciliation - Effect from restatement in constant currency	1,559,885	1,711,491
Total	2,274,052	2,206,148

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Sales revenue less cost of sales, selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	8,609,480	3,681,814
Concrete	(175,998)	(160,074)
Railroad	(41,970)	(41,597)
Aggregates	13,025	(38,298)
Others	(2,511)	(2,723)
Subtotal	8,402,026	3,439,122
Reconciliation - Effect from restatement in constant currency	(1,100,442)	345,026
Total	7,301,584	3,784,148

Reconciling items:
Tax on bank accounts debits and credits	(297,176)	(265,225)
Financial results, net	448,707	(2,229,592)
Income tax	(5,869,702)	(290,895)
Income from discontinued operations	-	561,305
Net profit for the year	1,583,413	1,559,741

No customer has contributed 10% or more of the Group´s revenue for the six-month periods ended June 30, 2021 and 2020, respectively.

29.            COMMITMENTS

The Group’s commitments are described in Note 36 to the annual consolidated financial statements for the fiscal year ended December 31, 2020.

Likewise, the Group has agreed not to operate in the territory of Paraguay for five years from August 2020 and to provide certain assistance in the transition to the new direction in control of Yguazu Cementos for a period of 36 months.

Finally, during this period, the Group has signed a product sales contract by means of which it has agreed to supply concrete for a third party to carry out the development of a residential project in the province of Buenos Aires. The contract establishes that the Group will collect a portion of said concrete sales in kind, receiving three functional units of said real estate development once it is completed, for which the respective purchase-sale tickets have been signed. Additionally, the contract signed includes several rights and obligations for the parties in order to ensure the main mandate of the contract, which is the purchase and sale of concrete.

30.            SALE OF INTERES IN YGUAZU CEMENTOS S.A. – DISCONTINUED OPERATIONS

On August 21, 2020, Loma Negra C.I.A.S.A. (the “Company”) sold its total stake in the Paraguayan company Yguazu Cementos S.A. (“Yguazu”), which represented 51.0017% of the capital stock of Yguazu. The sale was made to the local shareholder of Yguazu. For further information regarding this transaction, refer to Note 42 of the financial statements issued as of December 31, 2020.

As of the date of issuance of these financial statements, the Group has collected 96% of the total amount agreed for the operation, with the remaining balance to be collected in equal monthly installments, the last being collected in January 2022.

Due to the operation described above, the Group classified the results associated with the operation of Yguazu Cementos S.A. as a discontinued operation, which represented the entire operating segment of cement in Paraguay until June 30, 2020. With these results classified as discontinued operations, the cement segment in Paraguay is no longer presented in the segment note. Additionally, the balances and results as of June 30, 2020, which are presented for comparative purposes and that arise from the consolidated financial statements as of such date, have certain reclassifications related to the sale of participation mentioned for the purposes of its comparative presentation with those of the present period.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The results generated by the operation of Yguazu Cementos S.A. for the period ended June 30, 2020 are presented below:

06.30.2020

Revenues	2,948,187
Cost of sales and selling and administrative expenses	(2,167,800)
Financial results, net	(153,979)
Profit before tax	626,408

Income tax expense	(65,103)
Income from discontinued operations	561,305

Net profit from discontinued operations for the period attributable to:
Owners of the Company	286,275
Non-controlling interests	275,030

Earnings per share from discontinued operations (basic and diluted) attributable to:
Owners of the Company (in Argentine pesos)	0.4816
Non-controlling interests (in Argentine pesos)	0.4627

The summarized information of the cash flow statement generated by the operation of Yguazu Cementos S.A. for the period ended June 30, 2020, it is presented below:

06.30.2020
Net cash generated by operating activities	261,032
Net cash used in investing activities	(34,531)
Net cash used in financing activities	(1,043,302)
Effects of exchange rate variation on cash and cash equivalents in foreign currency	(56,953)
Net decrease in cash and cash equivalents from discontinued operations	(873,754)

31.            FERROSUR ROCA S.A. CONCESSION

On March 11, 1993, Ferrosur Roca S.A. obtained the concession of the General Roca National Freight Railway Network except by the Altamirano-Miramar corridor and the urban sections, through the approval of the concession contract formalized by National Executive Branch Decree No. 2681/92, after the presentation made through a national and international tender and formalized to that effect.

Ferrosur Roca S.A. is indirectly controlled by the Company, through Cofesur S.A.U. which owns 80% of the interest, 16% of which belongs to the National State and the remaining 4% belongs to the workers of Ferrosur Roca S.A. through a trust created for this purpose.

The term of the concession is 30 years, which expires in March 2023, and provides an extension of an additional 10 years. The area of influence is concentrated in the center and south of the province of Buenos Aires, the north of the province of Río Negro and Neuquén. It has access to the ports of Buenos Aires, Dock Sud, La Plata, Quequén and Bahía Blanca.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Ferrosur Roca S.A. has requested the above-mentioned extension in due time on March 8, 2018 and in line with the bidding terms and conditions and the concession agreement.

The concession contract that grants the operation of the aforementioned freight railway network has been renegotiated as a consequence of the process of renegotiation of the obligations originated in the Public Administration contracts from 2002 to 2005, including the preparation of an Act Agreement, ratified by the National Government in 2008, which contemplates the terms and conditions that were considered reasonable and convenient to adapt the Concession Contract, continuing in force all those stipulations of the Bidding Terms and Conditions of the aforementioned Contract that were not modified by the terms contained in the Minutes, and indicating that the Ministry of Federal Planning, Public Investment and Services has the power to carry out the interpretations, clarifications and modifications that are necessary to make to the Concession Contract duly signed, according to the changes determined by the aforementioned Minutes of Agreement.

Taking into account the request for an extension made in a timely manner, the Secretary of Transportation Management replied on March 20, 2019, informing that the readjustment of the concession contract will be substantiated within the orbit of the Special Contract Renegotiation Commission (“CERC”) created for this purpose and that said processing will include the analysis of the extension of the concession term up to a maximum of 10 years in order to enable the implementation of the “open access” modality.

On May 13, 2020, Ferrosur Roca S.A. sent a note to the Minister of Transportation stating that the request for an extension of the concession, duly submitted, is subject to the renegotiation and readjustment of the concession contract, in order to mitigate the consequences that seriously affect the business of said company and upset the balance of the concession contract.

In addition, on March 29, 2021, through Resolution No. 219/2021, the National Transportation Regulation Commission (“CNRT”) approved the Regulations of the National Registry of Railroad Operators and granted such capacity to Ferrosur Roca S.A. and the other current railway concessionaires. Pursuant to such Resolution, once the “open access” scheme is in force, any registered railroad operator will be allowed to provide railroad services regardless of who holds the ownership or possession of the facilities of the loading point or destination. On June 28, 2021 the Ministry of Transportation published in Official Gazette the Resolution No. 211 which rejected the request of extension of concession for all railway. . Therefore, the railway concession operated by the Company will expire in its original term, that is, on March 10, 2023. Based on this, the objective of the National State is that the national railway network is based on a mixed modality, which works through a system of public and private freight operators and the National State managing the infrastructure and controlling the corresponding investment, thus allowing any registered rail operator to provide rail services regardless of who owns or owns the facilities of the point. of cargo or destination.

However, the Group understands that, upon termination of its concession, it will continue to provide the rail freight transport services that it currently provides, although it will do so as a freight operator under the terms established in Resolution No. 211, the Law No. 27,132 and Decree No. 1027 dated November 7, 2018, for which it must readjust various operational issues, once it hands over control of the railway infrastructure linked to its current concession. It is the understanding of the Group's Management that the intention of the National State is to prioritize the continuity of the current operators for each of the existing services and businesses, thus guaranteeing the best use of the experience they have acquired.

As of the date of issuance of these condensed consolidated financial statements, a diverse series of regulations are still pending definition by the National State on which the scheme of railway operators will operate as of March 2023, the date of completion of the current concession held by Ferrosur Roca SA, together with the negotiations to implement the operator contracts with the different parties involved. In this context, the Group is evaluating the possible business scenarios, also considering that its intention is to continue providing services as operator of the railway network.

The Group has revalued all the accounting estimates affected by the definition of the term for completion of the current concession, not foreseeing significant associated effects to date. The Group will continue to monitor the new regulations that are issued, as well as the progress of the ongoing negotiations with the National State and will record any related effect as soon as it is possible to estimate it.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

32.            THE ARGENTINE ECONOMIC CONTEXT

The central issues of the macroeconomic scenario in Argentina are as follows:

-            The economic activity in 2019 showed a fall that was subsequently sustained and increased due to the effect of the COVID-19 pandemic occurred in 2020.

-            The fall in activity and the consequent reduction in revenues has also produced a major tax imbalance.

-             This imbalance has been particularly driven by the issuance of money to finance the expansion of public spending allocated to subsidies to alleviate the effects of the COVID-19 pandemic.

-            The fall in the international reserves of the Central Bank of Argentina (“BCRA”), accompanied by an increase in its monetary liabilities, has led to a tightening of the foreign exchange regulations that imposed restrictions on the accumulation and use of foreign currency and on foreign payments, which in turn created a significant gap between the official exchange rate and that of freer foreign exchange markets.

-            The agreement reached in August 2020 with foreign private creditors for the exchange of notes for USD 63,500 million with maturities between 2029 and 2046 has been regarded as a positive aspect that made it possible to extend the first interest and principal payments until 2024 and represents savings of about USD 38 billion over the next 10 years.

-            The national consumer price index published by INDEC accumulated 36.1% in the year 2020 and 25,3% for the first half of fiscal year 2021. This increase occurs in an inflation scenario repressed by the prevailing recession, and due to a framework of uncertainty.

33.            EFFECTS OF COVID-19 ON THE GROUP

On March 11, 2020, the outbreak of a novel coronavirus (COVID-19) was declared a pandemic by the World Health Organization (WHO). In this regard, on March 19, 2020, the Argentine Executive Branch passed Executive Decree No. 297/2020, mandating social distancing in Argentina to prevent the effects of the pandemic.

In compliance with such decree, the Group: (i) temporarily suspended the production and dispatch of cement, concrete and aggregates until such time as the necessary conditions to resume activities are in place; (ii) temporarily suspended the construction project of the second line of L´Amalí plant, in the City of Olavarría, until such time as the necessary conditions to resume activities are in place; (iii) implemented teleworking practices among its back office staff; and (iv) has created a Crisis Management Committee tasked with monitoring and assessing the adoption of measures to mitigate the effects of this crisis.

Accordingly, effective since April 6, 2020, the Group has resumed the production and dispatch of cement, concrete and aggregates. On the other hand, the Company has secured a permit to continue with the construction works of the second line of L´Amalí plant, under stringent health protocols established by the Provincial Government and the Group.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

As a consequence of the second wave of COVID-19 infections that Argentina has been experiencing since March 2021, and as cases continue to increase, in accordance with Decrees No. 235 and No. 241/2021, the Executive Branch reinstated a limited number of restrictions on certain commercial operations and movement of people (such as the restriction of group tourist trips, closing of shopping centers, restrictions on the operation of stores between 7:00 p.m. and 6:00 a.m. 00:00 and 6:00 the next day) in the most affected areas (including the City of Buenos Aires and its surroundings), initially until April 30, 2021 and then extended until May 21, 2021. If these restrictions spread or broaden, economic activity could continue to decline, and all other economic indicators would continue to deteriorate.

Concerning the railroad business operated through the subsidiary Ferrosur Roca S.A., in the first quarter of this year the effect of COVID-19 has occasionally hindered the operation due to simultaneous cases in the Operations Control Center (CCO). Although some positive case required hospital admission, no deceased has been registered to date.

34.            OFFICIALLY STAMPED BOOKS

As of date of these interim financial statements, for administrative purposes, consolidated financial statements were not yet transcribed in the relevant certified books.

35.            SUBSEQUENT EVENTS

35.1 Acquisition of Treasury Stock

On July 2, 2021, the Group's Board of Directors approved a new plan for the acquisition of treasury stocks, for a period of 60 days, for a maximum amount of 975 million or the lowest amount resulting from the acquisition to reach 10% of the capital stock. Treasury stock may not, on the whole, exceed the limit of 10% of the capital stock in accordance with Article 64 of the Capital Market Law. Such acquisition shall be made with realized and liquid profits, since the Company has the necessary liquidity to carry out the approved acquisition of treasury stock without affecting its solvency.

Likewise, after the end of this period, the treasury stock buy-back program has continued to be carried out as mentioned in Note 19.

35.2 Board of Directory changes

On July 2, 2021, the Group's Board of Directors accepted the resignation of Mr. Luiz Augusto Klecz from his position as head director of the Company, who will assume new roles within the InterCement group. In his place, Mr. Livio Hagime Kuze has been appointed, who will serve as head director for the course of fiscal year 2021.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

INFORMATION REPORT

1. ACTIVITIES OF THE COMPANY

During the current period Loma Negra C.I.A.S.A. and its subsidiaries dispatched 2,786,127 tons of cement and lime, and their net sales amounted to 28,887,959. Dispatches overall were 39% higher from those for the same period of the prior year.

Gross income amounted to 9,597,622 and the total comprehensive income for the six-month period was 1,583,413. Said income accounts for a 11% increase compared to the comprehensive income for the same period of the prior year.

On February 12, 2021, the Board of Directors of the Company approved a new plan for the acquisition of treasury stock for a period of 90 days. The purpose of the repurchase is to efficiently dispose of a portion of the Company’s liquidity, which may result in a greater return of value to the shareholders considering the current attractive value of the share. Until the date of issuance of these interim financial statements, the Company acquired 5,050,744 treasury shares for a total value of 1,114,345 through the two repurchase plans implemented.

2. EQUITY STRUCTURE, COMPARATIVE (*)

	06.30.2021	06.30.2020	03.31.2019	03.31.2018
Current assets	15,838,472	16,142,074	17,637,674	20,478,546
Non-current assets	70,220,144	80,027,328	69,421,337	50,280,291
Total assets	86,058,616	96,169,402	87,059,011	70,758,837

Current liabilities	15,160,441	26,210,034	24,351,717	18,571,113
Non-current liabilities	13,223,466	18,498,434	14,996,998	11,829,835
Total liabilities	28,383,907	44,708,468	39,348,715	30,400,948

Non-controlling interests	272,469	3,819,165	3,513,268	3,324,626
Shareholders’ equity attributable to owners of the company	57,402,240	47,641,770	44,197,028	37,033,263
Total shareholders’ equity	57,674,709	51,460,935	74,309,690	40,357,888

3. STRUCTURE OF RESULTS, COMPARATIVE (*)

	06.30.2021	06.30.2020	03.31.2019	03.31.2018
Gross income	9,597,622	5,577,625	8,194,179	7,536,122
Selling and administrative expenses	(2,427,935)	(1,866,115)	(2,421,378)	(2,430,169)
Other gains and losses	131,897	72,638	(31,812)	(13,412)
Tax on bank accounts debits and credits	(297,176)	(265,225)	(347,252)	(347,713)
Financial results, net	448,707	(2,229,592)	499,277	(1,957,209)
Profit before tax	7,453,115	1,289,331	5,893,014	2,787,619
Income tax	(5,869,702)	(290,895)	(1,591,169)	(1,026,785)
Net profit for the period from continued operation	1,583,413	998,436	4,301,845	1,760,834

Net profit for the period from discontinued operations	-	561,305	562,144	312,948
Net profit for the period	1,583,413	1,559,741	4,863,989	2,073,782

Net profit for the period attributable to:
Owners of the company	1,650,842	1,479,610	4,664,474	1,940,460
Non-controlling interests	(67,429)	80,131	199,515	133,322

Other comprehensive income
Due to exchange differences	-	(136,724)	(600,082)	1,195,379
Total other comprehensive income for the period	-	(136,724)	(600,082)	1,195,379
Total comprehensive income for the period	1,583,413	1,423,017	4,263,907	3,269,161

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
OVERVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 AND 2020 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

4. COMPARATIVE CASH FLOWS STRUCTURE (*)

	06.30.2021	06.30.2020	03.31.2019	03.31.2018
Net cash flows generated by / (used in) operating activities	3,222,145	4,321,522	2,583,081	(1,013,777)
Funds used in investing activities	(4,123,832)	(7,853,312)	(10,151,250)	(4,799,975)
Funds (used in) / generated by financing activities	(3,030,631)	4,766,238	2,952,451	(2,492,506)
Total funds (used in) / generated by during the period	(3,932,318)	1,234,448	(4,615,718)	(8,306,258)

5. STATISTICAL DATA (*) (In tons)

	06.30.2021	06.30.2020	03.31.2019	03.31.2018
Production volume (**)	2,734,602	1,970,930	2,695,705	3,043,220

Sales volume (**)
Argentina	2,781,705	2,005,262	2,699,820	3,066,042
Abroad	4,422	2,812	2,812	2,812
Total	2,786,127	2,008,074	2,702,632	3,068,854

6. INDEXES

	06.30.2021	06.30.2020	03.31.2019	03.31.2018
Liquidity	1.02	0.62	0.72	1.10
Solvency	2.01	1.15	1.89	1.33
Capital immobilization	0.82	0.83	0.80	0.71

7. FUTURE PROSPECTS (*)

Forecasts for the Argentine economy show a GDP interannual growth for 2021 of about 6.4%, which will be a partial recovery after the sharp fall in 2020. The construction sector could be expected to show a stronger recovery during the year, being subject to the evolution of the country’s economic situation and to the then-existing pandemic scenario.

(*) The information presented for comparative purposes has been modified to give retroactive effect to the deconsolidation of the Yguazu Cementos S.A. operation. discontinued as of August 21, 2020.

(**) Information not examined or covered by the Review Report.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.